                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                              Hartville Group, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    417287109
                                    ---------
                                 (CUSIP Number)

                                Richard O. Berner
                               c/o John Lang, Inc.
                               485 Madison Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 584-2100
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2007
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 2 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ISLANDIA, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  120,584,195
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              120,584,195
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    120,584,195
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 3 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN LANG, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  120,584,195
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              120,584,195
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    120,584,195
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 4 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RICHARD BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  120,584,195
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              120,584,195
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    120,584,195
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 5 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EDGAR BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  120,584,195
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              120,584,195
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    120,584,195
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 6 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  120,584,195
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              120,584,195
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    120,584,195
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 7 of 11 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 5 ("Amendment No. 5") to the Schedule  13D  initially  filed by Islandia,  L.P.  This  Amendment  No. 5 amends the Schedule 13D as specifically set forth.

            Item 3 is hereby amended and restated to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase price of the Company's  securities  owned by
Islandia is $8,956,894.31. Such securities were acquired with partnership funds.

            Item 4 is hereby amended to add the following:

Item 4.     PURPOSE OF TRANSACTION.

            Pursuant to a Securities Purchase  Agreement,  dated as of September
17, 2007 (the "September 2007 Purchase Agreement"),  Islandia purchased from the
Company,  for  $1,000,000,   an  original  issue  discount  secured  convertible
debenture due September 17, 2010 in the principal amount of  $1,265,822.75  (the
"September 2007 Debenture") and a warrant to purchase 8,438,818 shares of Common
Stock  (the  "September   2007  Warrant").   The  September  2007  Debenture  is
convertible  into Common Stock at a  conversion  price equal to $0.15 per share.
The September  2007 Warrant has an exercise price of $0.15 per share and expires on  September  17,  2011.  The Company is  obligated  to register for resale the shares of Common Stock underlying the September 2007 Debenture and the September
2007  Warrant  pursuant to the terms of a  registration  rights  agreement  (the
"September  2007  Registration  Rights  Agreement").  Each of the September 2007
Purchase  Agreement,  September  2007  Debenture,  September  2007  Warrant  and
September 2007  Registration  Rights Agreement is filed as an exhibit hereto and incorporated herein by reference.

            Item 5(a) is hereby amended and restated to read as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The  aggregate  percentage  of shares of Common  Stock  reported owned by each Reporting  Person is based upon  159,419,517  shares  outstanding, which is the 56,266,189 shares  outstanding as of August 3, 2007, as reported in the  Issuer's  Quarterly  Report on Form 10-QSB  filed with the  Securities  and
Exchange  Commission on August 14, 2007, plus an aggregate of 103,153,328 shares of Common Stock  issuable  upon the  conversion or exercise of the 2004 Warrant,
2005 Warrant,  2006 Warrant, 2006 Debenture,  2007 Warrant, 2007 Debenture,  May
2007 Warrant,  May 2007  Debenture,  September  2007 Warrant and September  2007
Debenture.

            As of  the  close  of  business  on  September  18,  2007,  Islandia beneficially  owned  120,584,195  shares  of  Common  Stock  (consisting  of (i)
17,430,867  shares of Common Stock (including  14,656,563 shares of Common Stock issued  upon  conversion  of the 2004  Debenture  and 2005  Debenture)  owned by
Islandia,  (ii) 888,284 shares of Common Stock issuable upon the exercise of the
2004 Warrant, (iii) 999,222 shares of Common Stock issuable upon exercise of the
2005 Warrant, (iv) 25,316,456 shares of Common Stock issuable upon conversion of the 2006 Debenture, (v) 25,316,456 shares of Common Stock issuable upon exercise

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 8 of 11 Pages
----------------------                                    ----------------------

of the 2006  Warrant,  (vi)  8,438,818  shares of  Common  Stock  issuable  upon conversion  of the 2007  Debenture,  (vii)  8,438,818  shares  of  Common  Stock issuable upon exercise of the 2007 Warrant,  (viii)  8,438,819  shares of Common
Stock issuable upon conversion of the May 2007 Debenture,  (ix) 8,438,819 shares of Common Stock  issuable upon  exercise of the May 2007 Warrant,  (x) 8,438,818 shares of Common Stock issuable upon  conversion of the September 2007 Debenture and (xi)  8,438,818  shares  of  Common  Stock  issuable  upon  exercise  of the
September 2007 Warrant),  constituting  approximately  75.6% of the Common Stock outstanding.  As the  general  partner of  Islandia,  John Lang may be deemed to beneficially  own the  120,584,195  shares of Common  Stock  owned by  Islandia, constituting  approximately  75.6%  of  the  Common  Stock  outstanding.  As the
President of John Lang,  Richard  Berner may be deemed to  beneficially  own the
120,584,195 shares of Common Stock owned by Islandia, constituting approximately
75.6% of the Common Stock outstanding. As a Vice President of John Lang, each of
Edgar Berner and Thomas Berner may be deemed to beneficially own the 120,584,195 shares of Common Stock owned by Islandia,  constituting  approximately  75.6% of the Common Stock outstanding.  Each of John Lang,  Richard Berner,  Edgar Berner
and Thomas Berner disclaims  beneficial  ownership of the shares of Common Stock owned by Islandia, except to the extent of their pecuniary interest therein.

            Item 7 is hereby amended to include the following exhibits:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            24. September 2007 Securities Purchase Agreement.

            25. September 2007 Debenture.

            26. September 2007 Warrant.

            27. September 2007 Registration Rights Agreement.

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 9 of 11 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2007           ISLANDIA, L.P.

                                    By: John Lang, Inc.
                                        General Partner

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        Edgar Berner, Vice President

                                    JOHN LANG, INC.

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        Edgar Berner, Vice President

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        EDGAR BERNER
                                        as Attorney in Fact for Richard Berner,
                                        Individually

                                    /s/ Edgar Berner
                                    --------------------------------------------
                                    EDGAR BERNER

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        EDGAR BERNER
                                        as Attorney in Fact for Thomas Berner,
                                        Individually

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 10 of 11 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                      Page
      -------                                                      ----

1.    Joint Filing Agreement by and among Islandia,                (1)
      L.P., John Lang, Inc., Richard O. Berner, Edgar R.
      Berner and Thomas Berner, dated August 10, 2006.

2.    2004 Securities Purchase Agreement.                          (1)

3.    2004 Debenture.                                              (1)

4.    2004 Warrant.                                                (1)

5.    2004 Registration Rights Agreement.                          (1)

6.    Amendment Agreement.                                         (1)

7.    2005 Debenture.                                              (1)

8.    2005 Warrant.                                                (1)

9.    2006 Securities Purchase Agreement.                          (1)

10.   2006 Debenture.                                              (1)

11.   2006 Warrant.                                                (1)

12.   2006 Registration Rights Agreement.                          (1)

13.   Conversion Agreement.                                        (1)

14.   2007 Securities Purchase Agreement.                          (1)

15.   2007 Debenture.                                              (1)

16.   2007 Warrant.                                                (1)

17.   2007 Registration Rights Agreement.                          (1)

18.   Powers of Attorney.                                          (1)

19.   Palisades Purchase Agreement.                                (1)

20.   May 2007 Securities Purchase Agreement.                      (1)

21.   May 2007 Debenture.                                          (1)

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 11 of 11 Pages
----------------------                                    ----------------------

22.   May 2007 Warrant.                                            (1)

23.   May 2007 Registration Rights Agreement.                      (1)

24.   September 2007 Securities Purchase Agreement.                (2)

25.   September 2007 Debenture.                                    (3)

26.   September 2007 Warrant.                                      (4)

27.   September 2007 Registration Rights Agreement.                (5)

(1)   Previously filed.

(2)   Filed herewith as Exhibit 99.24 to this Amendment No. 5.

(3)   Filed herewith as Exhibit 99.25 to this Amendment No. 5.

(4)   Filed herewith as Exhibit 99.26 to this Amendment No. 5.

(5)   Filed herewith as Exhibit 99.27 to this Amendment No. 5.